FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of April 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the first quarter press release and supplemental data, dated April 24, 2007, pertaining to the financial condition and results of operations at and for the quarter ended March 31, 2007. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended March 31, 2007 are unaudited.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: April 27, 2007

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv)	For Release:	FOR IMMEDIATE RELEASE
	NYSE: VNT BVC: TDV.d	Contact:	Cantv Investor Relations +011 58 212 500-1831 (Main) +011 58 212 500-1828 (Fax) Email: invest@cantv.com.ve

	April 24, 2007		The Global Consulting Group Lucia Domville 646-284-9416 (US) E-Mail: ldomville@hfgcg.com

CANTV ANNOUNCES FIRST QUARTER 2007 RESULTS

Tender offers launched by the Bolivarian Republic of Venezuela are in progress

Growth in our mobile and broadband businesses drove 28.1% revenue increase over first quarter last year. First quarter EBITDA of Bs. 536.0 billion, 29% of total revenues

HIGHLIGHTS

First quarter 2007 results:

■	Continued ABA (ADSL) sales increased our customer base to 510 thousand subscribers, a 56.0% increase over first quarter 2006

■	Mobile subscribers increased 45.5% over first quarter 2006. The Company now provides service to more than 8.1 million mobile customers

■	First quarter 2007 EBITDA of Bs. 536.0 billion, 24.2% higher than the same period in 2006

■	Net income increased 36.9% over first quarter 2006 to Bs. 251.8 billion, primarily driven by higher revenues

Initial Note:

In February 2007, the Company implemented a new billing system for fixed telephony services as part of an ongoing project directed towards the integration and transformation of the Company’s information systems. This implementation resulted in delays in the processing of billing data for February and March, with the related collections.

Revenues, traffic, lines and collections for fixed services related to these billing cycles have been partially estimated and represent approximately 30% of total consolidated fixed revenues and 15% of total consolidated operating revenues. Revenue estimates can be considered conservative.

Current delays in billing processes may have an impact on taxes and future collections and therefore on the provision for uncollectible.

The Company expects to fully stabilize the system during the second quarter of 2007 and record actual revenues for fixed services related to these estimates.

Accordingly, descriptions regarding performance on fixed revenues, traffic and subscribers excluding broadband are limited.

Financial results are stated in accordance with International Financial Reporting Standards (IFRS). Translation of financial statements data to US$ has been performed solely for the convenience of the reader, converting bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1. Financial statements data for the quarter ended on March 31, 2007, reflect estimates based on Cantv’s strategic plan approved in 2006.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	1

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %	1Q07	1Q06	Inc./(Dec.)%
Revenues	1,847.1	1,441.5	405.6	28.1%

EBITDA	536.0	431.6	104.4	24.2%

EBITDA Margin	29%	30%	(100 bps )	N.M.

Net Income	251.8	183.9	67.9	36.9%

EPADS (Bs.)	2,271	1,659	612.0	36.9%

CAPEX	223.7	166.8	56.9	34.1%

Free Cash Flow	318.6	188.4	130.2	69.1%

Debt payments	—	25.8	(25.8)	(100.0)%

Subscribers (thousands)
Fixed	4,111	3,458	653	18.9%
Switched access lines	3,582	3,114	468	15.0%
Residential	2,821	2,410	411	17.0%
Non-residential	647	598	49	8.2%
Public Telephones	114	106	8	7.5%
Broadband	529	344	185	53.8%
ABA (ADSL) lines	510	327	183	56.0%
Private Circuits	19	17	2	10.8%
Mobile	8,131	5,587	2,544	45.5%
Postpaid	377	271	106	38.9%
Prepaid	7,754	5,316	2,438	45.9%
Traffic (millions of outgoing minutes)
Fixed Local	2,855	3,131	(276)	(8.8)%
Fixed DLD and ILD	629	590	39	6.6%
Mobile	1,910	1,209	701	58.0%

N.M.   =  Not meaningful

Note:       further details are disclosed in additional tables posted in the Investor Relations section of Cantv’s web site

REVENUE ANALYSIS

Strong mobile and broadband revenues continued to drive top line growth

Operating revenues totaled Bs. 1,847.1 billion during first quarter 2007, a Bs. 405. billion (28.1%) increase over first quarter 2006.

Quarter-over-quarter revenue growth resulted from increases of 40.7% and 36.2% in mobile and broadband, respectively, combined with an estimate of 11.9% growth in fixed service revenues excluding broadband.

Fixed

As stated in the Initial Note herein, revenues, traffic and line information corresponding to fixed services are estimates. Figures 3 through 8 present the performance estimates used to support our revenue estimates for these services.

Switched Access Lines:

Figure 3 shows a 15.0% increase in lines in service on a year-over-year basis, representing an expansion of our customer base to nearly 3.6 million.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	2

Local Service Revenue:

Figure 4 shows first quarter 2007 local service revenue of Bs. 222.9 billion, Bs. 2.8 billion (1.3%) higher than last year’s same period revenue.

Figure 4 - Local Service Revenues

	(in millions of Bs.)
	1Q07	1Q06	Inc./(Dec.)%
Monthly recurring charge	139,698	126,785	12,913	10.2%
Installation & Equipment	8,597	10,862	(2,265)	(20.9)%
Usage	74,577	82,431	(7,854)	(9.5)%

Total	222,872	220,078	2,794	1.3%

Figure 5 shows an 11.3% decrease in local services traffic, reflecting 11.1%, 10.1% and 20.6% reductions in residential, non-residential and public telephony traffic, respectively.

Figure 5 - Local Unbundled Minutes

	(in millions)
	1Q07	1Q06	Inc./(Dec.)%
Residential	1,234	1,388	(154)	(11.1)%
Non-residential	617	686	(69)	(10.1)%
Public telephony	104	131	(27)	(20.6)%

Total	1,955	2,205	(250)	(11.3)%

Domestic Long Distance Revenues:

Figure 6 shows domestic long distance (DLD) revenues increase of Bs. 2.7 billion (3.8%) compared to first quarter 2006.

Figure 6 - DLD Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	1Q07	1Q06	Inc./(Dec.)%		1Q07	1Q06	Inc./(Dec.)%
Residential	21,304	18,434	2,870	15.6%	155	131	24	18.3%
Non-residential	29,277	26,312	2,965	11.3%	155	143	12	8.4%
Public telephony	6,720	10,440	(3,720)	(35.6)%	57	66	(9)	(13.6)%

Total Unbundled	57,301	55,186	2,115	3.8%	367	340	27	7.9%

Bundled plans	15,380	14,814	566	3.8%	142	158	(16)	(10.1)%

Total	72,681	70,000	2,681	3.8%	509	498	11	2.2%

International Long Distance Revenues:

First quarter 2007 international long distance (ILD) revenues increased 12.1% to Bs. 33.3 billion. Figure 7 shows estimated ILD traffic variations.

Figure 7 - ILD Traffic

	Minutes (in millions)
	1Q07	1Q06	Inc./(Dec.)%
Incoming minutes	179	138	41	29.7%
Outgoing minutes	120	92	28	30.4%

Net Settlements	59	46	13	28.3%

Incoming/Outgoing ratio	1.49	1.50	(0.01)	(0.6)%

Outgoing minutes charged to customers	86	74	12	16.2%

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	3

Interconnection Revenues (Outgoing Fixed to Mobile and Incoming):

Figure 8 shows first quarter 2007 quarter-over-quarter 13.5% increase in interconnection revenues, reflecting 15.8% increase in outgoing revenues, partially offset by 6.7% decrease in incoming revenues

Figure 8 - Interconnection Revenues and Traffic

	Revenues (in millions of Bs.)				Minutes (in millions)
	1Q07	1Q06	Inc./(Dec.)%		1Q07	1Q06	Inc./(Dec.)%
Local F-M Outgoing	148,848	135,854	12,994	9.6%	452	418	34	8.1%
DLD F-M Outgoing	87,844	68,605	19,239	28.0%	277	220	57	25.9%

Total Outgoing	236,692	204,459	32,233	15.8%	729	638	91	14.3%
Incoming*	21,540	23,096	(1,556)	(6.7)%	432	420	12	2.9%

*	Incoming minutes do not account for transport traffic

Broadband revenues increased 36.2%

Broadband:

Broadband revenues increased 36.2% to Bs. 256.6 billion compared to the same period in 2006, representing 13.9% of the Company’s total revenues. The growth was driven by to a Bs. 55.9 billion (60.0%) increase in ABA (ADSL) revenues combined with a Bs. 12.2 billion (12.9%) increase in private circuits revenues (see Figure 9).

Figure 9 - Broadband Revenues and Subscribers

	Revenues (in millions of Bs.)				Subscribers (thousands)
	1Q07	1Q06	Inc./(Dec.)%		1Q07	1Q06	Inc./(Dec.)%
Private circuits	107,489	95,246	12,243	12.9%	19	17	2	10.8%
ABA (ADSL)	149,074	93,180	55,894	60.0%	510	327	183	56.0%

Total	256,563	188,426	68,137	36.2%	529	344	185	53.8%

ABA (ADSL) net additions of more than 60 thousand during 1Q07

Billings delays due to billing system implementation as referred in the Initial Note of this document did not affect ABA (ADSL) financial and operating indicators.

During first quarter 2006 Cantv’s ABA product (ADSL) continued its growth trend, with 56.0% quarter-over-quarter growth. More than 60 thousand net additions were generated during first quarter 2007, 36.1% above the previous quarter’s net additions. At the end of March, 2007, Cantv’s ABA (ADSL) customer base totaled nearly 510 thousand lines, 183 thousand lines more than in March 31, 2006.

ADSL subscribers represent more than 80% of total Cantv’ Internet subscribers

First quarter blended ABA ARPU was Bs. 102 thousand, 3.3% higher than the same year ago period, mainly driven by residential and non-residential tariff increases implemented in August 2006 partially offset by promotions implemented during first quarter 2007.

Internet subscribers grew 12.3% year-over-year from 565 thousand to 635 thousand mainly driven by 56.0% increase in ADSL (Broadband) subscribers partially offset by an expected 47.5% reduction in Dial-up (Fixed) Internet subscribers.

Mobile

Mobile revenues boosted 40.7% in 1Q07

First quarter mobile revenues increased 40.7% on a quarter-over-quarter basis to Bs. 920.6 billion, increasing its share of the Company’s total revenues to 49.8% in first quarter 2007 from 45.4% in first quarter 2006.

Quarter-over-quarter growth in mobile revenues resulted from 56.5% gain in total traffic, and was largely driven by 45.5% increase in the Company’s mobile subscriber base and 29.8% increase in equipment sales.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	4

Mobile subscriber base over 8.1 million

Subscribers:

At the end of first quarter 2007, the mobile customer base grew to over 8.1 million subscribers, an increase of 45.5% on a year-over-year basis (see Figure 10). The Company’s postpaid and prepaid subscriber bases individually posted increases of 38.9% and 45.9%, respectively, over same period last year.

During first quarter 2007 the Company’s subscriber net additions were 213 thousand, a 2.7% sequential increase over fourth quarter 2006 customer base.

The Company continued its commercial strategy towards attracting postpaid customers from competition, adding over 20 thousand new postpaid subscribers during first quarter 2007.

Total usage grew 56.5% compared to 1Q06

Usage and ARPUs:

A total of 2,164 million minutes of use (outgoing and incoming) were generated during first quarter 2007, a 56.5% increase compared to first quarter 2006 (see Figure 11). The Company’s bundled offers continued to drive most growth in outgoing traffic. Overall 58.0% increase in first quarter 2007 outgoing minutes was driven by 74.9% and 36.9% increases in bundled traffic and unbundled minutes, respectively.

Figure 11 - Mobile Minutes

	(in millions)
	1Q07	1Q06	Inc./(Dec.)%
Outgoing*	1,910	1,209	701	58.0%
Incoming	254	174	80	46.0%

Total	2,164	1,383	781	56.5%
Incoming from related parties	281	275	6	2.2%

*	Includes bundled and unbundled minutes

During first quarter 2007, blended ARPU declined 7.4% to Bs. 39,915 due to a decrease in prepaid ARPU to Bs. 35,308 (3.0%) partially offset by a 4.8% increase in postpaid ARPU to Bs. 182,685 (see Figure 12).

Figure 12 - Mobile ARPU

	(in Bs.)
	1Q07	1Q06	Inc./(Dec.)%
Prepaid	35,308	36,395	(1,087)	(3.0)%
Postpaid	182,685	174,307	8,378	4.8%
Blended	39,915	43,085	(3,170)	(7.4)%

SMS revenues increased 43.9%

Short Messages Services (SMS) continued to deliver revenue growth. First quarter 2007 SMS revenues totaled Bs. 228.1 billion, representing an increase of 43.9% over first quarter 2006. Nearly 3.0 billion messages were sent by our customers during first quarter, a 23.7% increase over the same period in 2006.

Handset sales represented 13.2% of mobile revenue

Revenues from handset sales during first quarter 2007 increased 29.8% on a quarter-over-quarter basis, accounting for 13.2% of total mobile revenues.

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

First quarter 2007 total operating expenses increased Bs. 325.6 billion (26.8%) to Bs. 1,539.4 billion, compared to Bs. 1,213.8 billion in first quarter 2006. The increase reflects Bs. 301.3 billion (29.8%) in higher operating expenses, excluding depreciation and amortization, combined with Bs. 24.3 billion (11.9%) increase in depreciation and amortization expense.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	5

Total operating expenses increase of 26.8% driven by higher handset sales and labor and pension expense

Operations, maintenance, repairs and administrative expenses: Increased Bs. 124.4 billion (21.3%) primarily due to: (i) Bs. 83.8 billion labor and benefit related expenses driven by the higher retirement benefits expense and salary increases; and (ii) Bs. 46.8 billion in contractor expenses supporting customer service and fixed and mobile network maintenance.

Cost of sales of mobile equipment: Increased Bs. 102.8 billion (58.6%) driven by higher handset costs and a 74.3% increase in the numbers of handsets sold.

Interconnection cost: Increased Bs. 40.2 billion (28.1%) mainly due to 30.2% increase in traffic volumes over first quarter 2006.

Concession and other taxes: Increased Bs. 20.5 billion (22.0%).

Provision for uncollectibles: Increased Bs. 6.7 billion (52.8%) due to the first quarter 2006 change in the methodology used to determine the allowance for doubtful accounts which generated a one-time reduction in the reserve for that period. The new methodology is based on a percentage on accounts receivable and aging analysis which yields a result more accurately aligned to our collections experience.

Depreciation and amortization: Increased Bs. 24.3 billion (11.9%) due to our continuing capital investments as well as the reduction in the useful lives for certain assets in 2006 and 2007.

Other expense, net: Increased Bs. 6.7 billion mainly due to the creation of a fund for the promotion of social initiatives of Bs. 5.5 billion in March 2007.

EBITDA and EBITDA Margin

EBITDA of Bs. 536.0 billion, 24.2% higher than 1Q06

First quarter 2007 EBITDA increased 24.2% to Bs. 536.0 billion compared to Bs. 431.6 billion in first quarter 2006. As a percentage of revenue, this reflected a 100 basis points decrease in EBITDA margin.

Please refer to Reconciliation of Non-GAAP financial measures section on page 12 for a reconciliation of EBITDA to GAAP financial measures.

Interest Income and Exchange (Loss) Gain, net and Taxes

Lower interest income and exchange (loss) gain, net and tax expenses almost flat

Interest income and exchange gain, net: Decreased Bs. 10.8 billion (53.1%) to Bs. 9.5 billion in first quarter 2007, compared to Bs. 20.3 billion in first quarter 2006, mainly due to lower temporary investments.

Income tax provision: Increased Bs. 1.4 billion to Bs. 65.5 billion, compared to Bs. 64.1 billion in first quarter 2006. The current tax provision increased Bs. 6.3 billion in first quarter 2006 mainly due to higher Income before Income Tax Provision, which was partially offset by investment tax credits in first quarter 2007. Deferred tax benefit increased Bs. 4.9 billion in first quarter 2006, mainly due to increased property, plant and equipment book and tax basis differentials.

Net Income

Net income of Bs. 251.8 billion in 1Q07 compared to Bs. 183.9 in 1Q06

Net income increased Bs. 67.9 billion (36.9%) to Bs. 251.8 billion in first quarter 2007, compared to Bs. 183.9 billion in first quarter 2006, resulting from Bs. 80.1 billion increase in operating income that was offset by Bs. 10.8 billion decrease in interest and exchange gain, net and Bs. 1.4 billion of higher income tax expense.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	6

CASH FLOW ANALYSIS

Stronger cash generation allowing for a 69.1% increase in free cash flow

Free cash flow (FCF) for the three-month period ended March 31, 2007 totaled Bs. 318.6 billion, 69.1% higher than the Bs. 188.4 billion reported for the three-month period ended March 31, 2006. The Bs. 130.2 billion year-over-year FCF increase was driven by Bs. 187.1 billion increase in net cash provided by operating activities, which was partially offset by Bs. 56.9 billion increase in CAPEX (see Reconciliation of Non-GAAP financial measures on page 14 for a reconciliation of FCF to GAAP financial measures). The increase in cash from operations was composed of 83.7 billion in cash earnings (net income adjusted for non-cash items) combined with a Bs. 103.4 billion decrease in uses of working capital, which in turn was driven by higher increase in accounts payable due to delayed approvals for the acquisition of foreign currency for imports.

Cash used in financing activities totaled Bs. 201.3 billion, primarily reflecting the Bs. 197.8 billion portion corresponding to one of the non-ADS foreign investors which was not previously deposited in bolivars with a Venezuelan bank. Of this amount, Bs. 137.5 billion relate to the dividend declared in March 2006, which was paid and approved for conversion by Cadivi on January 2007, and Bs. 60.3 billion from the dividend declared in November 2006 deposited in bolivars with a Venezuelan bank in January 2007 pending for Cadivi approval for conversion into US dollars.

The Company’s net cash position totaled Bs. 1,210.6 billion as of March 31, 2007, compared to Bs. 1,093.4 billion as of December 31, 2006.

Capital Expenditures

CAPEX continues to reflects CDMA-1X, ADSL and information systems. GSM deployment will begin during second quarter 2007

Capital expenditures for the three-month period ended March 31, 2007, totaled Bs. 223.7 billion, a Bs. 56.9 billion (34.1%) increase over the same period in 2006. Capital expenditures during first quarter 2007 continued to be focused on: (i) expansion of our CDMA-1X network footprint to support projected mobile and fixed wireless demand; (ii) deployment of backbone and data networks to sustain growth in our ABA (ADSL) and other data product lines; (iii) deployment of Evolution Data Optimized (EvDO) technology for wireless broadband services; (iv) substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency; and, (v) the integration and transformation of the Company’s information systems. During the rest of the year, the previously announced deployment of the new GSM network will become a significant portion of the total Company’s capital expenditures.

OTHER DEVELOPMENTS

Tender Offer

On April 9, 2007, the Bolivarian Republic of Venezuela commenced concurrent tender offers in Venezuela and the United States to acquire any and all of the issued and outstanding shares of capital stock of Cantv and ADSs representing such shares. The tender offers expire on May 8, 2007 and are subject to a number of conditions.

At a meeting held on April 12, 2007, the Board of Directors considered the tender offer and unanimously determined to remain neutral and to make no recommendation with respect to the tender offers.

Dividends

On February 13, 2007, CADIVI approved the conversion to US dollars for the ordinary dividend of Bs. 700 per share (US$2.28 per ADS) approved at the 2006 annual shareholders’ meeting.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	7

As of the day of this release, approvals required for the conversion to US dollars for the extraordinary dividend of Bs. 307.14 per share (US$1 per ADS) approved at the November 2006 extraordinary shareholders’ meeting and the dividend approved in the annual shareholders’ meeting at March 30, 2007, of Bs. 922.07 per share (US$3.003 per ADS) have not yet been obtained from CADIVI.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003, the repatriation of dividends for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). The timing for the request and final approval depend on the fulfillment of extensive formalities and documentation with CADIVI.

The portion of the dividend payment in bolivars to ADS holders and foreign investors has been deposited with a Venezuelan bank pending the approval by CADIVI for the conversion of bolivars to US dollars and the payment to corresponding foreign banks and distribution to ADS holders and foreign investors.

With regards to future dividends distributions, the Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. According to the Comisión Nacional de Valores (the Venezuelan National Securities Commission) standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Pension adjustment decision

On December 13, 2006, the Execution Court issued its decision, based on calculations performed by the appointed experts, regarding the retroactive adjustments to be paid by Cantv to retirees and their heirs.

Pursuant to this decision, Cantv proceeded with two actions: first, it appealed the decision expressing disagreement with the expert’s methodology and benefits calculation in those cases where pension adjustments would result in payments in excess of the minimum wage. Second, Cantv agreed to pay retroactive adjustments in cases where adjusted pension is equal to minimum wage.

The decision resulted in an additional Bs. 23.0 billion retroactive pension obligation which we recorded in December 2006.

On February 26, 2007, a hearing was held at a Higher Court to determine whether the determination of retroactive payments performed by the appointed experts and approved by the Execution Court on December 13, 2006, was consistent with the original July 26, 2005 decision made by the Social Chamber of the Supreme Court.

On April 16, 2007, the Higher Court announced its decision, rejecting the majority of the claims introduced by pension beneficiaries and also declined to consider Cantv’s claim regarding the calculations of amounts exceeding the minimum wage benefits. On April 24, 2007 Cantv introduced an appeal of the decision by the Higher Court on calculations of amounts exceeding the minimum wage benefits with the Social Chamber of the Supreme Court.

Delayed Repayments of Financial Debt

At the date of this release, the Company has not received the approval from CADIVI to obtain the foreign currency related to the semi-annual payments of capital and interests pursuant to Cantv’s debt agreement with the Japan’s Eximbank of ¥ 541.0 that was scheduled for payment on January 28, 2007, and Movilnet’s debt agreement with the International Finance Corporation of US$2.4 million that was scheduled for payment on January 15, 2007.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	8

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended March 31, 2007 and 2006

(Expressed in millions of bolivars and millions of US dollars, except per share amounts)

	Bs. 2007	% of total operating revenues	Bs. 2006	% of total operating revenues	US$ 2007	US$ 2006	% Increase (Decrease)
Operating Revenues
Fixed revenues
Local services	222,872	12.1%	220,078	15.3%	103	102	1.3%
Domestic long distance	72,681	3.9%	70,000	4.9%	34	33	3.8%
International long distance	35,960	1.9%	30,909	2.1%	17	14	16.3%
Net settlements	(2,621)	(0.1)%	(1,180)	(0.1)%	(1)	(1)	122.1%

Total international long distance	33,339	1.8%	29,729	2.1%	16	13	12.1%
Fixed to mobile - Outgoing	236,692	12.8%	204,459	14.2%	110	95	15.8%
Interconnection incoming	21,540	1.2%	23,096	1.6%	10	11	(6.7)%
Other wireline-related services	51,006	2.8%	33,752	2.3%	24	16	51.1%
Internet dial-up	14,804	0.8%	17,301	1.2%	7	8	(14.4)%
Other telecommunications-related services	17,020	0.9%	311	0.0%	8	—	5372.7%

Total other fixed services	82,830	4.5%	51,364	3.6%	39	24	61.3%
Broadband	256,563	13.9%	188,426	13.1%	119	88	36.2%

Total fixed revenues	926,517	50.2%	787,152	54.6%	431	366	17.7%
Mobile revenues
Mobile services	798,875	43.2%	560,501	38.9%	372	261	42.5%
Mobile equipment sales	121,734	6.6%	93,806	6.5%	56	43	29.8%

Total mobile revenues	920,609	49.8%	654,307	45.4%	428	304	40.7%

Total operating revenues	1,847,126	100.0%	1,441,459	100.0%	859	670	28.1%

Operating Expenses
Provision for uncollectibles	19,482	1.1%	12,746	0.9%	9	6	52.8%
Operations, maintenance, repairs and administrative	709,658	38.4%	585,261	40.6%	331	271	21.3%
Cost of sales of mobile equipment	278,025	15.1%	175,252	12.2%	129	82	58.6%
Interconnection cost	183,177	9.9%	142,996	9.9%	85	67	28.1%
Concession and other taxes	113,700	6.2%	93,232	6.5%	53	43	22.0%
Other expense, net	7,106	0.4%	408	0.0%	3	—	1641.7%

	1,311,148	71.0%	1,009,895	70.1%	610	469	29.8%
EBITDA	535,978	29.0%	431,564	29.9%	249	201	24.2%

EBITDA Margin	29%		30%		29%	30%	(100	bps)
Depreciation and amortization	228,212	12.4%	203,922	14.1%	106	95	11.9%

Total operating expenses	1,539,360	83.3%	1,213,817	84.2%	716	564	26.8%

Operating Income	307,766	16.7%	227,642	15.8%	143	106	35.2%

Interest Income and Exchange (Loss) Gain, net
Interest income	12,044	0.7%	22,215	1.5%	6	10	(45.8)%
Interest expense	(2,183)	(0.1)%	(1,941)	(0.1)%	(1)	(1)	12.5%
Exchange (loss) gain, net	(341)	(0.0)%	34	0.0%	—	—	N.M.

Interest income and exchange (loss) gain, net	9,520	0.5%	20,308	1.4%	5	9	(53.1)%

Income before Income Tax Provision	317,286	17.2%	247,950	17.2%	148	115	28.0%
Income Tax Provision
Current	(89,536)	(4.8)%	(83,188)	(5.8)%	(42)	(38)	7.6%
Deferred	24,032	1.3%	19,120	1.3%	11	9	25.7%

Total income tax provision	(65,504)	(3.5)%	(64,068)	(4.4)%	(31)	(29)	2.2%

Net Income	251,782	13.6%	183,882	12.8%	117	86	36.9%

Net Income Attributable to:
Equity holders of the Company	250,672	13.6%	184,195	12.8%	117	86	36.1%
Minority interest in subsidiary	1,110	0.1%	(313)	(0.0)%	—	—	N.M.

Net Income	251,782	13.6%	183,882	12.8%	117	86	36.9%

Earnings per Share	324		237		0.15	0.11	36.9%

Earnings per ADS (based on 7 shares per ADS)	2,271		1,659		1.06	0.78	36.9%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	9

Balance sheet data

As of March 31, 2007 and December 31, 2006

(Expressed in millions of bolivars and millions of US dollars)

	March 31, 2007	December 31, 2006	US$ 2007	US$ 2006
Assets

Non-Current Assets:
Property, plant and equipment, net of accumulated depreciation of Bs. 14,526,618 and Bs. 14,363,765, respectively	3,677,832	3,714,737	1,711	1,728
Cellular concession, net	142,987	144,407	67	67
Long-term accounts receivable from Venezuelan Government entities	44,548	55,856	21	26
Deferred income tax	1,191,723	1,167,692	554	543
Information systems (software), net	495,715	461,940	231	215
Other assets	160,605	159,502	73	74

Total non-current assets	5,713,410	5,704,134	2,657	2,653
Current Assets:
Other current assets	245,323	266,030	115	123
Inventories, spare parts and supplies, net of allowance for obsolescence and net realizable value of equipment for sale of Bs. 76,720 and Bs. 151,456, respectively	825,750	681,139	384	317
Accounts receivable from Venezuelan Government entities	213,711	186,865	99	87
Accounts receivable, net of provision for uncollectibles of Bs. 64,925 and Bs. 62,617, respectively	1,109,114	932,052	516	434
Cash and temporary investments	1,269,325	1,151,987	590	536

Total current assets	3,663,223	3,218,073	1,704	1,497

Total assets	9,376,633	8,922,207	4,361	4,150

Stockholders’ Equity and Liabilities

Stockholders’ Equity	3,548,398	3,289,654	1,650	1,530

Non-Current Liabilities:
Long-term debt	29,499	29,303	14	14
Provision for litigation	178,377	170,254	83	79
Pension and other post-retirement benefit obligations, net	1,479,776	1,351,563	688	629

Total non-current liabilities	1,687,652	1,551,120	785	722

Current Liabilities:
Current portion of the long-term debt	29,072	28,942	14	13
Accounts payable	2,296,982	2,061,758	1,068	959
Accrued employee benefits	135,104	118,170	63	55
Current portion of pension and other post-retirement benefit obligations, net	217,073	242,275	101	113
Income tax payable	239,956	153,982	112	72
Dividends payable	715,327	923,583	333	430
Deferred revenue	250,361	271,435	116	126
Concession tax	84,209	99,622	39	46
Subscriber reimbursable deposits	37,093	35,213	17	16
Other current liabilities	135,406	146,453	63	68

Total current liabilities	4,140,583	4,081,433	1,926	1,898

Total liabilities	5,828,235	5,632,553	2,711	2,620

Total stockholders’ equity and liabilities	9,376,633	8,922,207	4,361	4,150

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	10

Cash flow data

For the three-month periods ended March 31, 2007 and 2006

(Expressed in millions of bolivars and millions of US dollars)

	Bs. 2007	Bs. 2006	US$ 2007	US$ 2006
Operating Activities:
Net income	251,782	183,882	117	86
Adjustments to reconcile net income to net cash provided by operating activities:
Exchange loss (gain), net	341	(34)	—	—
Minority interest in subsidiary	(1,110)	313	—	—
Depreciation and amortization	228,212	203,922	106	95
Current income tax	89,536	83,188	42	38
Deferred income tax (benefit)	(24,032)	(19,120)	(11)	(9)
Provision for pension and other post-retirement benefits	143,764	89,000	67	41
Provision for inventory obsolescence	(73,999)	2,491	(34)	1
Provision for litigation	11,862	5,728	6	3
Provision for uncollectibles	19,482	12,746	9	6

Changes in current assets and liabilities	(94,460)	(182,451)	(44)	(85)

Changes in non-current assets and liabilities	(9,084)	(24,482)	(6)	(11)

Net cash provided by operating activities	542,294	355,183	252	165

Investing Activities:
Acquisition of information systems (software), net of disposals	(57,381)	(20,352)	(27)	(9)
Acquisition of property, plant and equipment, net of disposals	(166,281)	(146,458)	(77)	(68)

Net cash used in investing activities	(223,662)	(166,810)	(104)	(77)

Free Cash Flow	318,632	188,373	148	88

Financing Activities:
Payments of debt	—	(25,835)	—	(13)
Dividends paid	(197,804)	—	(92)	—
Purchase of shares for the workers benefit fund, net	(3,490)	(6,645)	(2)	(3)

Net cash used in financing activities	(201,294)	(32,480)	(94)	(16)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments	117,338	155,893	54	72

Effect of exchange rate changes on cash and temporary investments	—	—	—	—

Increase in cash and temporary investments	117,338	155,893	54	72

Cash and temporary investments:
Beginning of the period	1,151,987	1,098,629	536	511

End of the period	1,269,325	1,254,522	590	583

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	11

Reconciliation of Non-GAAP financial measures

(Expressed in millions of bolivars and millions of US dollars)

For the quarters ended March 31, 2007 and 2006		Bs. 2007	Bs. 2006	US$ 2007	US$ 2006
EBITDA
Net Income		251,782	183,882	117	86
Plus / (minus):
Total income tax provision		65,504	64,068	31	29
Interest income and exchange (loss) gain, net		(9,520)	(20,308)	(5)	(9)
Depreciation and amortization		228,212	203,922	106	95

EBITDA		535,978	431,564	249	201

EBITDA Margin
EBITDA	=	535,978	431,564	249	201

Total operating revenues		1,847,126	1,441,459	859	670
EBITDA Margin		29%	30%	29%	30%

Cash Earnings
Net income		251,782	183,882	117	86
Plus / (minus):
Exchange loss (gain), net		341	(34)	—	—
Minority interest in subsidiary		(1,110)	313	—	—
Depreciation and amortization		228,212	203,922	106	95
Current income tax		89,536	83,188	42	38
Deferred income tax (benefit)		(24,032)	(19,120)	(11)	(9)
Provision for inventory obsolescence		(73,999)	2,491	(34)	1
Provision for litigation		11,862	5,728	6	3
Provision for uncollectibles		19,482	12,746	9	6

Cash Earnings		502,074	473,116	235	220

Free Cash Flow
Net cash provided by operating activities		542,294	355,183	252	165
Minus:
Net cash used in investing activities		(223,662)	(166,810)	(104)	(77)

Free cash flow		318,632	188,373	148	88

As of March 31, 2007 and December 31, 2006		Bs. 2007	Bs. 2006	US$ 2007	US$ 2006
Net Cash Position
Cash and temporary investments		1,269,325	1,151,987	590	536
Minus:
Long-term debt		(29,499)	(29,303)	(14)	(14)
Current portion of the long-term debt		(29,072)	(28,942)	(14)	(13)

Net cash position		1,210,754	1,093,742	562	509

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	12

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.6 million switched fixed access lines in service, over 8.1 million mobile subscribers and over 528 thousand broadband subscribers as of March 31, 2007. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 5.9% (Class C Shares) and the remaining 59.0% of the capital stock is held by public and other stockholders. The Bolivarian Republic of Venezuela commenced on April 9, 2007 concurrent tender offers in Venezuela and the United States to acquire any and all of the issued and outstanding shares of capital stock of the Company and ADSs representing such shares.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges net of discounts.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

Cash earnings:	Net income adjusted for non-cash items or adjustments to reconcile net income to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS. Each ADS represents seven Cantv Class D shares.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short mobile message service.

Switched access lines:	Fixed access lines including residential, non-residential and public telephony.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 1Q07 Earnings Commentary – April 24, 2007	NYSE: VNT BVC: TDV.d	13